April 11, 2013

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Jay Ingram
Legal Branch Chief

Dear Sirs:

Re: Axiom Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed April 9, 2013 File No. 333-186078

We refer to your letter of April 11, 2013 with your comments on the Company’s Amendment No.1 to the Form S-1 Registration Statement filed on March 21, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Prospectus Summary, page 7

Recent Developments, page 8

1.      We note your response to comment 2 in our letter dated April 3, 2013. We also note disclosure on page three of the Agency Agreement, dated February 1, 2013 and filed as exhibit 10, that the Commission Agreement is attached. Please file a signed Agency Agreement, and the attached Commission Agreement, between you and Century Pillar Limited with your next amendment.

Response:  A signed copy of the Agency Agreement dated February 1, 2013 has been filed with the revised registration statement.  Additionally, there is currently no Commission Agreement as referred to in the Agency Agreement.

AXIOM CORP.

Per:      /s/KRANTI KUMAR KOTNI

                        Kranti Kumar Kotni